SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2014
WASH. D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGELINE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11726 SAN VICENTE BLVD., SUITE 610
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90049 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIE UCCIFERRI 310/442-0595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

14046438

KW 3/8/14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, LOUIE UCCIFERRI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGELINE CAPITAL, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature LOUIE UCCIFERRI

FINANCIAL & OPERATIONS PRINCIPAL
Title

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of [redacted]. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me

on this 4th (Date) day of February (Month), 20 14 (Year),

by

(1) Louie Ucciferri,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ______________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

MONICA GRACE LOZANO
Commission # 1955419
Notary Public - California
Los Angeles County
My Comm. Expires Oct 7, 2015

Place Notary Seal Above

Signature Monica Grace Lozano
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

EDGELINE CAPITAL, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

WITH INDEPENDENT AUDITOR'S REPORT

EDGELINE CAPITAL, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Edgeline Capital, LLC
Los Angeles, CA

We have audited the accompanying financial statements of Edgeline Capital, LLC (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgeline Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10-12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10-12 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 14, 2014

EDGELINE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS		
Cash	$	459,361
Prepaid expenses		850
Deposits-Rent		5,197
Property and Equipment		9,695
TOTAL ASSETS	$	475,103
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	564
TOTAL LIABILITIES		564
MEMBER'S EQUITY		474,539
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	475,103

See the Independent Auditor's Report
and notes to the financial statements

EDGELINE CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Commissions	$	2,066,830
Fee Based Income		300,000
Other Income		47,206
TOTAL REVENUES		2,414,036
OPERATING EXPENSES		
Employee Compensation and Benefits		1,030,942
Commission Expense		690,814
Occupancy and Equipment Rental Expense		62,577
Professional Fees		246,585
Taxes and Licenses (Excluding income Taxes)		10,548
Other Operating Expenses		224,887
TOTAL EXPENSES		2,266,353
INCOME BEFORE INCOME TAXES		147,683
INCOME TAXES		6,800
NET INCOME	$	140,883

See the Independent Auditor's Report and notes to the financial statements

EDGELINE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Member's Equity
Balance, January 1, 2013	$ 333,656
Member's Distributions	-
Net Income(loss)	140,883
Balance, December 31, 2013	$ 474,539

See the Independent Auditor's Report
and notes to the financial statements

EDGELINE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net Income	$	140,883
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense		1,801
Increase (decrease) in:		
Accounts payable and accrued expenses		(586)
Net cash provided by operating activities		142,098
CASH FLOWS USED BY INVESTING ACTIVITIES		-
CASH FLOWS USED BY FINANCING ACTIVITIES		-
CHANGE IN CASH		142,098
BEGINNING CASH		317,263
ENDING CASH	$	459,361
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash Payments For Taxes	$	6,800
Cash Payments For Interest	$	-

See the Independent Auditor's Report
and notes to the financial statements

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Edgeline Capital, LLC (the "Company") is engaged in business as a securities broker-dealer, that provides several classes of services, including the sale of tax shelters or limited partnerships in primary distributions and in the secondary market, the private placement of securities, advisory services and the introduction of institutional investors and investment managers.

Regulatory Information
The Company was organized in the State of California on September 27, 2009. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. It is, and has been, a member of the Financial Industry Regulatory Authority ("FINRA") since December 16, 2010. Finally, it is also a member of the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Wholly Owned Subsidiary
The Company is a wholly owned subsidiary of Edgeline Capital Partners, LLC (the "Parent").

Method of Accounting
The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2013.

At December 31, 2013 and periodically throughout the year, the Company has maintained balances in bank accounts in excess of federally insured limits.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the accelerated method over the assets' estimated useful lives which range from 3 to 7 years.

Revenue Recognition
The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

Advertising Costs
Advertising and marketing costs are expensed as incurred. During the year ended December 31, 2013 the Company incurred $382 in advertising costs which is included in other operating expenses.

Subsequent Events
Management has evaluated events and transactions occurring subsequent to year-end through the date that the financial statements were available for distribution, which was February 14, 2014. No transactions or events were found that were material enough to require recognition in the financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT
The cost and related accumulated depreciation of property and equipment are shown in the following table.

Cost	$	12,144
Less accumulated depreciation		2,449
Net property and equipment	$	9,695

NOTE 3 - NET CAPITAL
The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2013 the net capital was $458,797 which exceeded the required minimum capital by $453,797. The aggregate indebtedness to net capital ratio was .0012 to 1.

NOTE 4 - 401(K) PROFIT SHARING PLAN

The Company provides certain retirement benefits to its eligible employees under a Section 401(k) profit sharing plan (the "Plan"). Employees are eligible to participate in the plan if they are over 21 years of age and have completed one year of service with the Company. Employer contributions to the plan are discretionary, but will not exceed 100% of the employees elective deferrals of compensation up to 3% of the employees compensation for the Plan year, plus 50% of the amount of the employee's elective deferral of compensation from 3% to 5% of the employee's compensation. Employee contributions vest 100% immediately. Employer contributions vest over six years at the rate of 20% per year beginning in year two. The Company incurred $39,172 in pension expense during the year ended December 31, 2013.

NOTE 5 - COMMITMENTS & CONTINGENCIES

The Company leases office space under the terms of an agreement which expires December 31, 2017. Required minimum annual payments under the terms of the agreement are shown in the following table.

2014	$	57,073
2015		58,785
2016		60,548
2017		62,365
2018		-
Thereafter		-
	$	238,771

The Company also rents additional space on a month to month basis for $850 a month. Total rent expense for the year was $61,821.

NOTE 6 - INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to a limited liability gross receipts tax, and an $800 minimum tax for California Tax purposes. The provision for these taxes during the year ended December 31, 2013 is shown in the following table.

Franchise Tax	$	800
Gross Receipts Tax		6,000
	$	6,800

The Company files federal and state of California income tax returns. The Company's income tax returns for the years ending December 31, 2010 and forward remain open for examination by these taxing authorities.

EDGELINE CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2013

Net Capital Computation		
Total Equity from the Statement of Financial Condition		$ 474,539
Less non-allowable assets:		
Prepaid expenses	850	
Property and Equipment	9,695	
Rental Deposit	5,197	
		15,742
Net Capital		$ 458,797
Computation of Basic Net Capital Requirement		
Minimum Capital required (6 2/3% of aggregate indebtedness)		$ 38
Minimum dollar net capital required		$ 5,000
Net Capital requirement(Greater of two figures)		$ 5,000
Excess net capital		$ 453,797
Computation of Ratio of Aggregate Indebtedness to Net Capital		
Total aggregate indebtedness		$ 564
Ratio of aggregate indebtedness to net capital		.0012 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1		N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the net capital above.

See the Independent Auditor's Report
and notes to the financial statements

EDGELINE CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2013

Not Applicable-A computation of reserve requirements is not applicable to Edgeline Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

EDGELINE CAPITAL, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2013

Not Applicable-Information relating to possession or control requirements is not applicable to Edgeline Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See the Independent Auditor's Report and notes to the financial statements

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROLS

The Board of Directors
Edgeline Capital, LLC
Los Angeles, CA

In planning and performing our audit of the financial statements of Edgeline Capital, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 14, 2014

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
Edgeline Capital, LLC
Los Angeles, CA

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Edgeline Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Edgeline Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Edgeline Capital, LLC's management is responsible for the Edgeline Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 14, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068475 FINRA DEC
EDGELINE CAPITAL LLC 18*18
11726 SAN VICENTE BLVD STE 610
LOS ANGELES CA 90049-5060

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5,917.

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,258)

7/25/13
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,659.

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Edgeline Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 28th day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,366,830

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 2,366,830

2e. General Assessment @ .0025 $ 5,917.08

(to page 1, line 2.A.)